As filed with the Securities and Exchange Commission on February 8, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34428

Avago Technologies Limited

(Exact name of registrant as specified in its charter)

1 Yishun Avenue 7,

Singapore 768923

(65) 6755-7888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, no par value

2.0% Convertible Senior Notes Due 2021

Debt Securities

Warrants

Rights

Purchase Contracts

Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares, no par value: 1

2.0% Convertible Senior Notes Due 2021: None

Debt Securities: None

Warrants: None

Rights: None

Purchase Contracts: None

Units: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Avago Technologies Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Avago Technologies Limited

Date:	February 8, 2016	By:	/s/ Anthony E. Maslowski
Anthony E. Maslowski
Senior Vice President and Chief Financial Officer